SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 001-12401

                           NOTIFICATION OF LATE FILING

(Check One):   |_|  Form 10-K  and Form 10-KSB |_| Form 11-K     |_| Form 20-F
               |X|  Form 10-Q                  |_| Form N-SAR

          For Period Ended: March 31, 2007

|_|  Transition Report on Form 10-K and Form 10-KSB
|_|  Transition Report on Form 10-Q and Form 10-QSB
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

            For the Transition Period Ended: ____________________________

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________ __________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Wits Basin Precious Minerals Inc.
Former name if applicable:______________________________________________

Address of principal executive office (Street and number): 80 South Eighth Street, Suite 900
City, State and zip code: Minneapolis, MN 55402-8773


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                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X|   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

                                    PART III

                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company previously announced a proposed merger with Easyknit Enterprises Holdings Limited and desires to be as complete and accurate in its reporting as possible. The Company has limited resources and staffing available to it, and accordingly, was unable to file its Form 10-QSB for the quarter ended March 31, 2007 within the prescribed period. The delay could not have been avoided without undue hardship or expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Stephen D. King                              (612) 349-5277
                (Name)                                 (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No


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      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                            Wits Basin Precious Minerals Inc.
                                    (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2007             By: /s/ Stephen D. King
                                   ---------------------------------------------
                                   Stephen D. King
                                   Chief Executive Officer


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